August 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee Robert Telewicz Pearlyne Paulemon Brigitte Lippmann

Re:	Studio City International Holdings Limited Form 20-F for the Fiscal Year Ended December 31, 2022 Response dated July 13, 2023 File No. 001-38699

Ladies and Gentlemen:

This letter sets forth the responses of Studio City International Holdings Limited (the “Company”) to the comments the Company received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission in your letter dated July 27, 2023 with respect to the above-referenced Annual Report on Form 20-F (the “2022 20-F”).

The text of the Staff’s comments have been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our responses to each of the numbered comments immediately below each numbered comment. Unless directed otherwise, capitalized terms used herein have the meanings assigned to them in the 2022 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 10

1.	Staff’s Comment: We note your responses to prior comments 3, 4 and 5. Please also provide the disclosure requested at the outset of Item 3.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to revise the outset of “Item 3. Key Information” in its Annual Report on Form 20-F for the year ended December 31, 2023 as set forth in Annex A to this letter.

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Tim Cruickshank, of Kirkland & Ellis LLP, special counsel to the Company, by telephone at (212) 446-4794 or by email at tim.cruickshank@kirkland.com.

Sincerely,

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

/s/ Kevin Richard Benning
Name:	Kevin Richard Benning
Title:	Property General Manager

Via E-mail:

cc:	Tim Y. Sung

Studio City International Holdings Limited

Timothy Cruickshank, P.C.

Kirkland & Ellis LLP

ANNEX A

ITEM 3. KEY INFORMATION

Studio City International Holdings Limited is a company incorporated under the laws of the Cayman Islands. We are not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries in Macau, Hong Kong and Singapore. We do not have any operations or maintain any office or personnel in mainland China. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong and Singapore. We conduct our operations in Macau and we do not have any assets or operations in the PRC. Our principal executive offices are located in Singapore and Hong Kong. We have no variable interest entities in our corporate structure.

We face various legal and operational risks and uncertainties as a company operating in Macau. Since we derive all of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, the PRC, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in the PRC. Actions by the PRC government can also significantly affect our business by, for example, placing limits on the ability of PRC residents to travel or remit currency outside of the PRC or by restricting gaming-related marketing activities in China. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Conducting Business and Operating in Macau — Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.”

The PRC may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. For example, in recent years, the PRC government has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. See “— Risks Relating to Our Business — Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.” and “Claims or regulatory actions under competition laws against us may result in our being subject to fines, constraints on our business and damage to our reputation.” These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretations, which could result in claims, changes to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise affect our business. As a result, the trading prices of our ADSs and ordinary shares could significantly decline or become worthless.

Additionally, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Conducting Business and Operating in Macau — Changes in law, regulations and policies in the PRC and uncertainties in the legal systems in the PRC may expose us to risks. In addition, rules and regulations in the PRC can change quickly with little advance notice” and “— The PRC government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.”

We also face risks associated with interpretations of or changes to gaming laws in Macau, including the interpretation of the recently amended gaming law in Macau, as well as the continued ability by the U.S. Public Company Accounting Oversight Board, or PCAOB, to inspect our auditors.

On May 4, 2022, we were identified as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (“HFCAA”) and the rules promulgated thereunder because our auditor at that time was Ernst & Young, located in Hong Kong, which was a PCAOB-Identified Firm as of May 4, 2022. On August 16, 2022, we changed our auditor from Ernst & Young, located in Hong Kong, to Ernst & Young LLP, located in Singapore, which is not a PCAOB-Identified Firm. In December 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. As a result, until such time as the PCAOB issues any new determination, we do not believe we are at risk of being a Commission-Identified Issuer for a second consecutive year and are no longer at risk of having our securities subject to a trading prohibition under the HFCAA.

Permissions, Approvals, Licenses, Certificates and Permits Required from the PRC, Hong Kong and Macau Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

As of the date of this annual report, we have obtained the requisite permissions, approvals, licenses, certificates and permits from the PRC, Hong Kong and Macau government authorities that are material for our business operations in those jurisdictions, and none have been denied. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

Given the uncertainties of interpretation and implementation of relevant laws and regulations and enforcement practice by PRC government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. In addition, rules and regulations in China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede our ability to obtain or maintain certificates, permits or licenses required to conduct business in China. In the absence of required certificates, permits or licenses, governmental authorities could impose material sanctions or penalties on us.

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the China Securities Regulatory Commission, or CSRC, or required to go through cybersecurity review by the Cyberspace Administration of China, or CAC. In addition, we have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. In 2022, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City International Holdings Limited, from its subsidiaries. See also “Item 4. Information on the Company — B. Business Overview — Taxation” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 17 to the consolidated financial statements included elsewhere in this annual report.

You should carefully consider all of the information in this annual report before making an investment in the ADSs.